

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

Via Email

Ryan J. Maierson
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002

  Re: OCI Partners LP
     Schedule TO-T/13E-3 filed June 4, 2018
     Amendment 1 filed June 8, 2018
     Filed by OCI N.V and OCIP Holding II LLC
     File No. 005-879870

Dear Mr. Maierson:

  We have reviewed your filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the Offer to Purchase.

General

1. We note that Nassef Sawiris is the Chief Executive Officer of OCI and a director of the General Partner of OCIP. Explain why Mr. Sawiris is not an affiliated engaged in this going private transaction, or include him as an individual filer on the Schedule 13E-3 and provide all of the disclosure required by that Schedule as to him individually.

2. Throughout the Offer to Purchase, you note that currently you intend to conduct a Buyout of any remaining Units note tendered and purchased in the Offer, but that there can be no assurance that the Buyout will take place. Obviously it is critically important for Unit holders facing a decision whether to tender to know what will happen after the Offer. If

it is currently your intention to conduct the Buyout, throughout the Offer to Purchase where you reference it, specifically describe those facts and circumstances that could change and cause you not to proceed with a Buyout after this Offer. We note your statement on page 4 of the Offer to Purchase that one factor that might lead to a decision not to conduct the Buyout would be if the Formula Price exceeds the Offer Price. Are there other factors? Please be as specific as possible in identifying the circumstances upon which your decision whether or not to proceed with a Buyout will be based.

3. See our last comment above. Where appropriate throughout the Offer to Purchase, clarify how the Formula Price in the Buyout would be determined if the units no longer trade on the NYSE after the Offer and there were no affiliated purchases during the 90-day period prior to the Buyout.

Exhibit (a)(1)(I) – Special Factors – Background of the Offer, page 10

4. Where you reference the December 6, 2016 proposal by OCI to purchase all Units of OCIP for .52 share of OCI that it did not already own, revise to disclose the cash value of that consideration at that time, as compared to the value of the Units at that time.

5. See our last comment above. Provide more details about the "impasse" at the Conflicts Committee that resulted in this proposal to acquire the Units being abandoned.

6. With respect to the purchases by OCI of 7,276,549 Units in OCIP in privately negotiated purchases in December 2017, provide your analysis in your response letter as to why such purchases did not constitute the first step in a series of transactions resulting in the delisting or deregistration of the Units under Rule 13e-3. Your analysis should be more fulsome than the conclusory assertion on page 10 and should address not only the purposes but also the effects of the purchases. See Rule 13e-3(a)(3)(ii).

Purpose of and Reasons for the Offer, page 11

7. For the factors listed here and considered by OCI in deciding to proceed with the Offer, explain how it analyzed each. For example, in the first bullet point, how did OCI consider the prospects and business strategy of OCIP? Industry trends? The nature of the ammonia and methanol production business?

8. Describe the various other strategic alternatives OCI considered with respect to its interest in OCIP (referenced in the third bullet point in this section) and why it elected to pursue this Offer over those alternatives.

The Position of OCI Regarding the Fairness of the Offer and the Buyout, page 12

9. In this section, describe how OCI considered the prices it paid for Units in April 2015 ($17.13) and November 2014 ($20.03), which was much higher than the Offer price.

10. Expand this section to describe how OCI analyzed and evaluated the factors listed here to reach a conclusion that the Offer price is fair to unaffiliated Unit holders.

11. Revise to address fairness to unaffiliated Unit holders of OCIP (rather than or in addition to OCI).

12. Explain why OCI is opining on the fairness of the Buyout, while expressly stating it may not undertake it. Consider whether this confuses shareholders about whether those who do not tender will be cashed out in a second-step Buyout.

13. Expand or break down the third bullet point on page 13 to explain how OCI considered these factors to reach a conclusion of fairness.

14. With respect to the Buyout generally, it would appear that Rule 13e-3 will apply. Please discuss your intentions regarding complying with Rule 13e-3 for the Buyout or if you don't believe it would apply, explain why in your response letter.

15. Provide the anticipated timeframe for the debottlenecking project referenced on page 14 which you expect to improve the operations of OCIP.

Conditions to the Offer, page 39

16. Refer to the second to last paragraph in this section on page 41. Please revise to avoid the implication that you may delay asserting or waiving an Offer condition promptly after it is "triggered" by events that occur during the Offer.

Miscellaneous, page 43

17. While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

Exhibit 99.C – Fairness Opinion

18. We note the limitation on reliance by Unit holders in the fairness opinion provided by JP Morgan Securities PLC. Delete the disclaimer or disclose the basis for the financial advisor's belief that it may not be relied upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please do not hesitate to contact me at (202) 551-3263 with any questions.

Sincerely,

/s/   Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions